SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )


                                HOENIG GROUP INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    434396107
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                                 (CUSIP Number)

        KATHRYN L. HOENIG, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
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          HOENIG GROUP INC., 4 INTERNATIONAL DRIVE, RYE BROOK, NY 10573
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 24, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  434396107 .


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CUSIP NO. 434396107                          PAGE 2 OF 6 PAGES
-------------------------------              ---------------------------------



------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ALAN B. HERZOG
------- ------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(A) (B)
------- ------------------------------------------------------------------------

3       SEC USE ONLY
------- ------------------------------------------------------------------------

4       SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
----------------------- ------- ------------------------------------------------
                        7       SOLE VOTING POWER
                                945,682
                                         (SEE ITEM 5)

      NUMBER OF
                        ------- ------------------------------------------------
        SHARES          8       SHARED VOTING POWER
     BENEFICIALLY               14,600
       OWNED BY                          (SEE ITEM 5)
                        ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                 945,682
        PERSON                           (SEE ITEM 5)
                        ------- ------------------------------------------------
         WITH           10      SHARED DISPOSITIVE POWER
                                14,600
                                         (SEE ITEM 5)
--------- ----------------------------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,040,282
                   (SEE ITEM 5)
--------- ----------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          12.2%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
          IN
--------- ----------------------------------------------------------------------


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                                                               PAGE 3 OF 6 PAGES

         Alan B. Herzog (the "Reporting Person"), along with certain other reporting persons named therein, jointly filed a statement on Schedule 13D dated November 15, 1991 (the "Original Schedule 13D"). Subsequently, the Reporting Person filed a separate statement dated October 21, 1993 (the "Herzog Schedule 13D") amending the information reported in the Original Schedule 13D with respect to the Reporting Person. The Reporting Person should no longer be considered a Reporting Person with respect to the Original Schedule 13D, except with respect to the period preceding such filing.

         This  Amendment  Number 1 to the Herzog  Schedule 13D amends the Herzog
Schedule 13D as follows:

ITEM 1.  SECURITY AND ISSUER.

                  Item 1 is hereby amended by substituting the following:

                  This Statement relates to shares of common stock, $.01 par value per share (the "Common Stock") of Hoenig Group Inc. (the "Company"). The Company's principal executive office is located at 4 International Drive, Rye Brook, NY 10573.

ITEM 2.  IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended by substituting the following for subsections (a), (b) and (c) thereof:

                  (a) This Statement is being filed by Alan B. Herzog (the "Reporting Person").

                  (b) The business address of the Reporting Person is: c/o Hoenig Group Inc., 4 International Drive, Rye Brook, NY 10573.

                  (c) The Reporting Person's present principal occupation is Executive Vice President, Chief Operating Officer, Chief Financial Officer, Treasurer and Director of the Company. The principal business of the Company is the provision (through the Company's wholly-owned brokerage subsidiaries) of global securities brokerage, marketing and distribution of proprietary and independent third-party research and related services to institutional investors; and the provision (through the Company's investment advisory subsidiary) of professional investment management to public and corporate employee benefit plans, investment partnerships and other institutional clients. The address of the Company is: 4 International Drive, Rye Brook, NY 10573.

                                                               PAGE 4 OF 6 PAGES

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 is hereby amended by adding the following:

                  On October 26, 1998, the Reporting Person purchased 10,000 shares of Common Stock from the Company for $52,250, pursuant to the exercise of options granted on January 4, 1994 under the component of the Company's 1991 Stock Option Plan (the "1991 Plan") which conforms to the requirements of the Internal Revenue Code (the "Incentive Plan").

                  On December 26, 1997, the Reporting Person purchased 12,500 shares of Common Stock from the Company for $63,593.75 pursuant to the exercise of incentive stock options granted on January 4, 1993 under the Incentive Plan.

                  On December 18, 1996, options to purchase 25,000 shares of Common Stock granted on December 18, 1991 under the Incentive Plan expired without being exercised.

                  On each of December 13, 1996, April 12, 1996, May 22, 1995, November 16, 1994 and November 17, 1993, the Reporting Person purchased 5,000 shares of Common Stock (totaling in the aggregate 25,000 shares of Common Stock) from the Company at a purchase price of $0.10 per share (aggregating $2,500), pursuant to the exercise of non-qualified options granted on May 6, 1992 under the component of the 1991 Plan which does not conform to the requirements of the Internal Revenue Code.

                  The shares purchased upon exercise of each of the foregoing options were purchased with cash from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

                  The Reporting Person has acquired his beneficial ownership in the shares of Common Stock for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended by substituting the following for subsection (a) thereof:

                  (a) According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as of November 14, 1998, the Company's had issued and outstanding 8,530,309 shares of Common Stock.

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                                                               PAGE 5 OF 6 PAGES

                  The Reporting Person is the beneficial owner of 1,040,282 shares of Common Stock or 12.2% of the outstanding Common Stock, consisting of
(i) 917,182 shares of Common Stock owned directly; (ii) 28,500 shares of Common Stock registered in the name of the Reporting Person, as custodian under the Uniform Gift to Minors Act for the benefit of the Reporting Person's minor children; (iii) 80,000 shares registered in the name of the Reporting Person's spouse, Frances G. Herzog and 14,600 shares registered in the name of the Alan
B. & Frances G. Herzog Charitable Foundation, Inc., a charitable foundation qualified under Section 501(c)(3) of the Internal Revenue Code (the "Foundation").

                  All of the Class A Warrants and the Class B Warrants have expired without being exercised.

                  Item 5 is further amended by substituting the following for subsection (b) thereof:

                  (b) The Reporting Person has the sole power to vote, or to direct the vote of, 945,682 shares of Common Stock, and shared power to vote, or to direct the vote of, 14,600 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 945,682 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 14,600 shares of Common Stock.

                  The Reporting Person shares power to vote, or to direct the vote, and power to dispose of, or to direct the disposition of, the 14,600 shares of Common Stock owned by the Foundation with Frances G. Herzog, the Reporting Person's spouse, and Martha Yohe, the Reporting Person's mother-in-law. Frances G. Herzog, the Reporting Person's spouse, has sole power to vote, or to direct the vote, and sole power to dispose of, or to direct the disposition of, the 80,000 shares owned by Frances G. Herzog.

                  Frances G. Herzog and Martha Yohe are not engaged in any business occupation. The address of each of Frances G. Herzog and Martha Yohe is c/o Alan B. Herzog, Hoenig Group Inc., 4 International Drive, Rye Brook, NY 10573. During the past five years, neither of Frances G. Herzog nor Martha Yohe has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Frances G. Herzog and Martha Yohe is a citizen of the United States.

                  Item  5  is  further   amended  by  adding  the  following  to
subsection (d) thereof:

                  The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 14,600 of the shares of Common Stock beneficially owned by the Reporting Person. Frances G. Herzog has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 80,000 of the shares of Common Stock beneficially owned by the Reporting Person.



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                                                               PAGE 6 OF 6 PAGES


SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 12, 1999

                                                       By:  /s/  ALAN B. HERZOG
                                                            --------------------
                                                              ALAN B. HERZOG